AMENDMENT NO. 1 TO CREDIT AGREEMENT

THIS AMENDMENT NO. 1 TO CREDIT AGREEMENT (this "Amendment No. 1") is made and entered into effective as of the 20th day of December, 2001, by and among **ANN TAYLOR, INC.**, a Delaware corporation ("Borrower"), **THE UNDERSIGNED GUARANTORS**, and **BANK OF AMERICA, N.A.**, a national banking association in its capacity as administrative agent (in such capacity, the "Administrative Agent"), for each of the lenders (the "Lenders") now or hereafter party to the Credit Agreement referenced below.

W I T N E S S E T H:

WHEREAS, the Borrower, the Lenders, the issuing banks named therein, the syndication agents named therein, and the Administrative Agent have entered into an Amended and Restated Credit Agreement dated as of April 30, 2001 (as hereby amended and as from time to time further amended, supplemented, modified, replaced, or restated, the "Credit Agreement"), pursuant to which the Lenders agreed to make certain revolving credit and letter of credit facilities available to the Borrower; and

WHEREAS, each of the undersigned Subsidiaries of the Borrower is a Guarantor and has materially benefited and will materially benefit from the Loans made and to be made and the Letters of Credit issued and to be issued under the Credit Agreement; and

WHEREAS, the Borrower has requested that the Credit Agreement be amended as set forth herein and the Requisite Lenders are willing to amend the Credit Agreement as set forth herein; and

WHEREAS, the undersigned Subsidiaries consent to the amendments to the Credit Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and the fulfillment of the conditions set forth herein, and intending to be legally bound, the parties hereto do hereby agree as follows:

1.   <u>Definitions</u>.   The term "Credit Agreement" as used herein and in the Loan Documents shall mean the Credit Agreement as hereby amended and modified. Any capitalized terms used herein without definition shall have the meaning set forth in the Credit Agreement.

2.   <u>Amendment of Section 1.02 of the Credit Agreement</u>. Subject to the terms and conditions set forth herein, Section 1.02 of the Credit Agreement is hereby amended as set forth below:

(a)   The definition of "Base Rate" is hereby amended and restated in its entirety to read as follows:

"Base Rate" shall mean, for any day a fluctuating rate per annum equal to the higher of (a) the Federal Funds Rate plus ½ of 1% and (b) the Prime Rate for such day; <u>provided,</u> <u>however</u>, that if on any date of calculation the Leverage Ratio as reflected on the most recently delivered Compliance Certificate is greater than 3.25 to 1.00 but less than 3.75 to 1.00, then a premium of .25% shall be added to the Base Rate and provided, further, that if such Leverage Ratio as so reflected on such Compliance Certificate is greater than 3.75 to 1.00, a premium of .50% shall be added to the Base Rate. Any change in the Base Rate due to a change in the Prime Rate or the Federal Funds Rate shall be effective at the opening of business on the day specified in the public announcement of such change.

(b)   The definition of "EBITDAR" is hereby amended and restated in its entirety to read as follows:

"EBITDAR" shall mean, for any period, the sum of the amounts for such period, of (a) Net Income, plus (b) to the extent Net Income is reduced thereby (i) all charges for amortization of intangibles and depreciation, (ii) Interest Expense, (iii) income tax expense, (iv) certain charges for non-recurring items to be taken during the fourth fiscal quarter of Fiscal Year 2001 in an aggregate amount not exceeding $17,000,000, and (v) without duplication, extraordinary losses (net of tax benefits) as shown on the consolidated income statement of ATSC, the Borrower and its Restricted Subsidiaries, plus (c) Rental Expense, minus (d) extraordinary gains, including gains realized from the disposition of assets in connection with discontinued operations (net of taxes), as shown on the consolidated income statement of ATSC, the Borrower and its Restricted Subsidiaries.

(c)   The definition of "EBITR" is hereby amended and restated in its entirety to read as follows:

"EBITR" shall mean, for any period, the sum of the amounts for such period, of (a) Net Income, plus (b) to the extent Net Income is reduced thereby (i) Interest Expense, (ii) income tax expense, (iii) certain charges for non-recurring items to be taken during the fourth fiscal quarter of Fiscal Year 2001 in an aggregate amount not exceeding $17,000,000, and (iv) without duplication, extraordinary losses (net of tax benefits) as shown on the consolidated income statement of ATSC, the Borrower and its Restricted Subsidiaries, plus (c) Rental Expense, minus (d) extraordinary gains, including gains realized from the disposition of assets in connection with discontinued operations (net of taxes), as shown on the consolidated income statement of ATSC, the Borrower and its Restricted Subsidiaries.

(d)   The definition of "Eurodollar Rate" is hereby amended and restated in its entirety to read as follows:

"Eurodollar Rate" means, for any Interest Period with respect to any Eurodollar Rate Loan, a rate per annum determined by the Administrative Agent pursuant to the following formula:

$$\text{Eurodollar Rate} = \frac{\text{Eurodollar Base Rate}}{1.00 - \text{Eurodollar Reserve Percentage}}$$

; provided, however, that if on any date of calculation the Leverage Ratio as reflected on the most recently delivered Compliance Certificate is greater than 3.25 to 1.00 but less than 3.75 to 1.00, then a premium of .25% shall be added to the Eurodollar Rate and provided, further, that if such Leverage Ratio as so reflected on such Compliance Certificate is greater than 3.75 to 1.00, a premium of .50% shall be added to the Eurodollar Rate.

(e)   A new definition of "Leverage Ratio" is hereby added in appropriate alphabetical order to read as follows:

"Leverage Ratio" means, as of the date of computation thereof, the ratio of (a) the sum of (i) Funded Debt as of the end of the four consecutive fiscal quarter period ending on (or most recently ended prior to) such date plus (ii) the product of (A) Rental Expense for such period times (B) six to (b) EBITDAR for such period.

3.   Amendment of Section 2.03 of the Credit Agreement. Subject to the terms and conditions set forth herein, subsection (b)(ii) of Section 2.03 of the Credit Agreement is hereby amended to add the following proviso to the end thereof:

"; provided, however, that in the event that the Leverage Ratio as reflected on the most recently delivered Compliance Certificate is greater than 3.25 to 1.00 but less than 3.75 to 1.00, then a premium of .125% shall be added to the Commitment Fee and provided, further, that if such Leverage Ratio as so reflected on such Compliance Certificate is greater than 3.75 to 1.00, a premium of .25% shall be added to the Commitment Fee."

4.   Amendment of Section 3.08(a) of the Credit Agreement. (a) Subject to the terms and conditions set forth herein, Section 3.08(a)(i) of the Credit Agreement is hereby amended to add the following proviso to the end of the first paragraph thereof:

"; provided, however, that if on any date of calculation the Leverage Ratio as reflected on the most recently delivered Compliance Certificate is greater than 3.25 to 1.00 but less than 3.75 to 1.00, then a premium of .25% shall be added to the Standby Letter of Credit Fee referenced above and provided, further, that if such Leverage Ratio as so reflected on such Compliance Certificate is greater than 3.75 to 1.00, a premium of .50% shall be added to the Standby Letter of Credit Fee referenced above."

(b)   Subject to the terms and conditions set forth herein, Section 3.08(a)(ii) of the Credit Agreement is hereby amended to add the following proviso to the end of the first paragraph thereof:

"; provided, however, that if on any date of calculation the Leverage Ratio as reflected on the most recently delivered Compliance Certificate is greater than 3.25 to 1.00 but less than 3.75 to 1.00, then a premium of .125% shall be added to the Commercial Letter of Credit Fee referenced above and provided, further, that if such Leverage Ratio as so reflected on such Compliance Certificate is greater than 3.75 to 1.00, a premium of .25% shall be added to the Commercial Letter of Credit Fee referenced above."

5.   <u>Amendment of Section 8.05 of the Credit Agreement</u>. Subject to the terms and conditions set forth herein, Section 8.05 of the Credit Agreement is hereby amended to add the following clause (C) to the end of subsection (d) thereof:

"and (C) on a pro forma basis after giving effect to such Restricted Payment, as evidenced in a certificate of a Responsible Officer, the Leverage Ratio for the four consecutive fiscal quarters ending with the fiscal quarter in which such Restricted Payment is to be made shall not exceed 3.00 to 1.00;

6.   <u>Amendment of Section 9.02 of the Credit Agreement</u>. Subject to the terms and conditions set forth herein, Section 9.02 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

9.02.   <u>Leverage Ratio</u>. As of the end of each period of four consecutive fiscal quarters ending with the applicable fiscal quarter set forth below, the Borrower shall not permit the Leverage Ratio for such period to be greater than the ratio set forth opposite such fiscal quarter:

Ending Quarter	Maximum Ratio
3rd Quarter, Fiscal Year 2001	3.50 to 1.00
4th Quarter, Fiscal Year 2001	4.00 to 1.00
1st Quarter, Fiscal Year 2002	4.00 to 1.00
2nd Quarter, Fiscal Year 2002	4.00 to 1.00
3rd Quarter, Fiscal Year 2002	4.00 to 1.00
4th Quarter, Fiscal Year 2002	4.00 to 1.00
1st Quarter, Fiscal Year 2003	3.75 to 1.00
2nd Quarter, Fiscal Year 2003	3.75 to 1.00
3rd Quarter, Fiscal Year 2003	3.75 to 1.00
4th Quarter, Fiscal Year 2003 and each fiscal quarter thereafter	3.50 to 1.00

7.   <u>Amendment of Section 9.03 of the Credit Agreement</u>. Subject to the terms and conditions set forth herein, Section 9.03 of the Credit Agreement is hereby amended and restated in its entirety to read as follows:

9.03.   <u>Minimum Fixed Charge Coverage Ratio</u>. The Borrower shall not permit the Fixed Charge Coverage Ratio, as determined for and at the end of each period of four consecutive fiscal quarters ending with the applicable fiscal quarter set forth below, to be less than the ratio set forth opposite such fiscal quarter:

Ending Quarter	Minimum Ratio
3rd Quarter, Fiscal Year 2001	1.15 to 1.00
4th Quarter, Fiscal Year 2001	1.10 to 1.00
1st Quarter, Fiscal Year 2002	1.10 to 1.00
2nd Quarter, Fiscal Year 2002	1.20 to 1.00
3rd Quarter, Fiscal Year 2002	1.20 to 1.00

4th Quarter, Fiscal Year 2002	1.20 to 1.00
1st Quarter, Fiscal Year 2003	1.35 to 1.00
2nd Quarter, Fiscal Year 2003	1.35 to 1.00
3rd Quarter, Fiscal Year 2003	1.35 to 1.00
4th Quarter, Fiscal Year 2003 and each fiscal quarter thereafter	1.50 to 1.00

8.   Amendment of Exhibit 6.01(d)(i) of the Credit Agreement. Subject to the terms and conditions hereof, Exhibit 6.01(d)(i)of the Credit Agreement is hereby amended and restated in its entirety in the form of Exhibit A to this Amendment No. 1.

9.   Representations and Warranties. In order to induce the Administrative Agent and the Lenders to enter into this Amendment No. 1, the Borrower represents and warrants to the Administrative Agent and the Lenders as follows:

(a)   Except as previously disclosed in writing to the Lenders or as consented to and waived herein, the representations and warranties made by the Borrower in Article V of the Credit Agreement are true and correct on and as of the date hereof, except that the financial statements referred to in Section 5.01(f) (solely for the purpose of the representation and warranty contained in such Section 5.01(f) but not for the purpose of any cross reference to such Section 5.01(f) or to the financial statements described therein contained in any other provision of Section 5.01 or elsewhere in Article V) shall be those most recently furnished to each Lender pursuant to Section 6.01;

(b)   There has been no material adverse change in the condition, financial or otherwise, of the Borrower, ATSC and its Restricted Subsidiaries, taken as a whole, since the date of the most recent financial reports of the Borrower received by the Administrative Agent and each Lender under Section 6.01 of the Credit Agreement;

(c)   The business and properties of the Borrower, ATSC and its Restricted Subsidiaries, taken as a whole, are not, and since the most recent financial report of the Borrower, ATSC and its Restricted Subsidiaries received by the Administrative Agent and the Lenders under Section 6.01 of the Credit Agreement, have not been, materially adversely affected in any substantial way as the result of any fire, explosion, earthquake, accident, strike, lockout, combination of workers, flood, embargo, riot, activities of armed forces, war or acts of God or the public enemy, or cancellation or loss of any major contracts; and

(d)   No event has occurred and is continuing which constitutes, and no condition exists which upon the consummation of the transaction contemplated hereby would constitute, a Default or an Event of Default under the Credit Agreement as amended hereby which has not been waived and consented to hereby.

10.   Entire Agreement. This Amendment No. 1 sets forth the entire understanding and agreement of the parties hereto in relation to the subject matter hereof and supersedes any prior negotiations and agreements among the parties relative to such subject matter. No promise, condition, representation or warranty, express or implied, not herein set forth shall bind any party hereto, and not one of them has relied on any such promise, condition, representation or

warranty. Each of the parties hereto acknowledges that, except as in this Amendment No. 1 otherwise expressly stated, no representations, warranties or commitments, express or implied, have been made by any party to the other. None of the terms or conditions of this Amendment No. 1 may be changed, modified, waived or canceled orally or otherwise, except as provided in the Credit Agreement.

11. <u>Full Force and Effect of Agreement</u>. Except as hereby specifically amended, modified, waived or supplemented, the Credit Agreement and all other Loan Documents are hereby confirmed and ratified in all respects and shall remain in full force and effect according to their respective terms.

12. <u>Conditions Precedent</u>. The effectiveness of this Amendment No. 1 shall be subject to the conditions precedent that:

      (a)   the Administrative Agent shall have received twelve (12) fully executed originals of this Amendment No. 1;

      (b)   the Administrative Agent and the Lenders shall have received a Borrowing Base Certificate dated as of November 30, 2001; and

      (c)   the Borrower shall have paid to the Administrative Agent for the benefit of each Lender that approves and consents to this Amendment No. 1 an amendment fee equal to .25% of such Lender's Commitment.

13. <u>Counterparts</u>. This Amendment No. 1 may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which shall together constitute one and the same instrument.

14. <u>Governing Law</u>. This Amendment No. 1 shall in all respects be governed by the laws and judicial decisions of the State of New York.

15. <u>Enforceability</u>. Should any one or more of the provisions of this Amendment No. 1 be determined to be illegal or unenforceable as to one or more of the parties hereto, all other provisions nevertheless shall remain effective and binding on the parties hereto.

16. <u>Successors and Assigns</u>. This Amendment No. 1 shall be binding upon and inure to the benefit of each of the Borrower, the Lenders and the Administrative Agent and their respective successors, assigns and legal representatives; <u>provided</u>, however, that the Borrower, without the prior consent of all the Lenders, may not assign any rights, powers, duties or obligations hereunder.

17. <u>Consent of Guarantors</u>. Each of the Guarantors by its execution and delivery hereof (i) consents and agrees to the amendments to the Loan Documents set forth herein and (ii) reaffirms its obligations set forth in the ATSC Guaranty or the Subsidiary Guaranty, as applicable, and each other Loan Document to which it is a party.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed by their duly authorized officers, all as of the day and year first above written.

ANNTAYLOR, INC., as Borrower
By: _____/s/ James Smith_____
Name: James M. Smith
Title: Senior Vice President-Chief Financial Officer

ANNTAYLOR DISTRIBUTION SERVICES, INC.
ANNTAYLOR RETAIL, INC.
ANNCO, INC.
By: _____/s/ James Smith_____
Name: _____James M. Smith_____
Title: _____Senior Vice President_____

ANNTAYLOR STORES CORPORATION
By: _____/s/ James Smith_____
Name: _____James M. Smith_____
Title: _____Senior Vice President_____

BANK OF AMERICA, N.A., as Administrative Agent

By: /s/ T. H. Spanos
Name: Timothy H. Spanos
Title: Managing Director

BANK OF AMERICA, N.A., as a Lender

By: /s/ T. H. Spanos
Name: Timothy H. Spanos
Title: Managing Director

JPMORGAN CHASE BANK
(formerly known as The Chase Manhattan Bank)

By: /s/ Joseph F. Abruzzo
Name: Joseph F. Abruzzo
Title: Senior Vice President

FIRST UNION NATIONAL BANK

By: /s/ Susan T. Vitale
Name: Susan T. Vitale
Title: Assistant Vice President

FLEET NATIONAL BANK

By: /s/ Thomas J. Bullard
Name: Thomas J. Bullard
Title: Director

THE CIT GROUP/BUSINESS CREDIT, INC.

By: /s/ Steven Schuit
Name: Steven Schuit
Title: Vice President

FIRSTAR BANK, N.A.

By: /s/ Thomas L. Bayer

Name: Thomas L. Bayer

Title: Vice President

TRANSAMERICA BUSINESS CAPITAL CORPORATION

By: /s/ Stephen Goetschius

Name: Stephen Goetschius

Title: Senior Vice President

BANK LEUMI USA

By: /s/ John Koenigsberg

Name: John Koenigsberg

Title: First Vice President

By: /s/ Phyllis Rosenfeld

Name: Phyllis Rosenfeld

Title: Vice President

FIFTH THIRD BANK

By: /s/ Ann Pierson

Name: Ann Pierson

Title: Corporate Banking Officer